Exhibit 23.4

To:	QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia, Cyprus

(Attention: Sergey Solonin, Chief Executive Officer)

March 18, 2013

Dear Sirs:

We hereby consent to (i) the use in the Registration Statement (the “Registration Statement”) to be published in connection with the offering (the “Offering”) of Class B shares of QIWI plc (the “Company”) in the form of American Depositary Shares (“ADSs”) and their listing on NASDAQ, of our reports “Assessment of QIWI’s Strategic Positioning”, “Industry Landscape Assessment: Russia” and “Industry Landscape Assessment: Kazakhstan”, each dated November 21, 2012 (together, the “Reports”), relating to certain agreed aspects of the markets in which the Company operates and its competitive position within those markets, (ii) the use in the Registration Statement of our name and references to our name in connection with references to the Reports; and (iii) the use in the Registration Statement of references to our preparation of the Reports. We further acknowledge and agree that the relevant consent will also be included as an exhibit to the Registration Statement.

We acknowledge that extracts from the Reports will be used in the Registration Statement and any material prepared by the Company in connection with the Offering, such as the analyst presentation and the roadshow presentation, and may also be used publicly following completion of the Offering; provided that no such extract shall distort or materially alter the meaning of or conclusions reached in any of the Reports.

Yours faithfully

/s/ Yogesh Oka

Yogesh Oka

Director

for and on behalf of Edgar, Dunn & Company